Exhibit 99.1

Press Release
Descartes Announces Results of Annual Meeting of Shareholders

WATERLOO, Ontario, June 12, 2025 (GLOBE NEWSWIRE) – The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG), announced the voting results from its annual meeting of shareholders held on Thursday, June 12, 2025 (the “Meeting”).

Meeting Results

The following matters, as set out in more detail in its Management Information Circular dated April 30, 2025, were considered and voted on by shareholders at the Meeting:

General
The total number of common shares of the Corporation represented in person or by proxy at the Meeting was 77,507,142 which represented 90.35% of the 85,782,830 common shares of the Corporation that were outstanding as of the record date for the Meeting, being April 25, 2025.

Election of Directors
On a vote by ballot, each of the following 10 nominees proposed by management of the Corporation was elected as a director of the Corporation:

Director Nominee	Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Votes AGAINST
Deepak Chopra	75,876,565	98.81%	912,202	1.19%
Eric Demirian	72,960,218	95.01%	3,828,551	4.99%
Dennis Maple	73,891,505	96.23%	2,897,262	3.77%
Jane Mowat	76,767,145	99.97%	21,625	0.03%
Chris Muntwyler	75,883,997	98.82%	904,773	1.18%
Jane O’Hagan	75,033,103	97.71%	1,755,666	2.29%
Edward Ryan	76,223,399	99.26%	565,370	0.74%
John Walker	73,935,135	96.28%	2,853,635	3.72%
Laura Wilkin	76,767,158	96.28%	21,612	0.03%

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved	1

Appointment of Auditors

On a vote by ballot, KPMG LLP, Chartered Professional Accountants and Licensed Public Accountants, were appointed as the auditors of the Corporation until the close of the next annual meeting of shareholders or until their successors are appointed.

Number of Votes FOR	Percentage of Votes FOR	Number of Votes WITHHELD	Percentage of Votes WITHHELD
77,241,699	99.66%	265,443	0.34%

Say-On-Pay

On a vote by ballot, the “Say-On-Pay” resolution proposed by management of the Corporation was approved.

Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes AGAINST
74,071,830	96.46%	2,716,938	3.54%

About Descartes

Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, security and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, track and help improve the safety, performance and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world’s largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.

Descartes Investor Contact
Laurie McCauley
(519) 746-6114 x202358
investor@descartes.com

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved	9